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                                                             EXHIBIT (a)(3)(iii)

                            [VAN KAMPEN LETTERHEAD]

March 19, 2004

RE: VAN KAMPEN SENIOR LOAN FUND
     Commencement of Tender Offer

To Our Dealer Friends:

     As you may be aware, it is the policy of the Board of Trustees of Van Kampen Senior Loan Fund (the "Fund"), formerly known as Van Kampen Prime Rate Income Trust, to consider on a quarterly basis whether to make a tender offer for common shares of the Fund. We are pleased to announce that the Board has authorized the Fund's fifty-eighth quarterly tender offer commencing today, March 19, 2004, for the purpose of attempting to provide liquidity to its shareholders. The commencement of the tender offer was announced in the Wall Street Journal today.

     The Fund is offering to purchase a portion of its common shares at a price equal to the respective net asset value per class of common shares of the Fund determined as of 5:00 P.M. Eastern Time on the expiration date of the offer. The offer is scheduled to terminate as of 12:00 Midnight Eastern Time on April 16, 2004, the expiration date of the offer unless extended. An early withdrawal charge will be imposed on most common shares accepted for payment that have been held for less than the applicable early withdrawal period for such class of shares.

     Terms and conditions of the tender offer are contained in the Fund's Offer to Purchase dated March 19, 2004, and the related Letter of Transmittal, copies of which are available to you upon request.

     Should you have any questions regarding the tender offer, please contact Van Kampen's Client Relations Department at (800) 341-2911.

Sincerely,

VAN KAMPEN FUNDS INC.

                                                                  58 SLT003-3/04